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Exhibit 99.5

LETTER TO CLIENTS

Regarding the Offer to Exchange
$240,000,000 Principal Amount of
8% Senior Notes due 2014

of

PRIMUS TELECOMMUNICATIONS HOLDING, INC.

To Our Clients:

        We are enclosing herewith a Prospectus, dated May 21, 2004, of Primus Telecommunications Holding, Inc., a Delaware corporation (the "Company"), and a related Letter of Transmittal (which together constitute the "Exchange Offer") relating to the offer by the Company to exchange its new 8% Senior Notes due 2014 (the "Exchange Notes"), pursuant to an offering registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount of its issued and outstanding 8% Senior Notes due 2014 (the "Outstanding Notes") upon the terms and subject to the conditions set forth in the Prospectus and the Letter of Transmittal.

PLEASE NOTE THAT THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,
NEW YORK CITY TIME, ON JUNE 18, 2004, UNLESS EXTENDED.

        The Exchange Offer is not conditioned upon any minimum number of Outstanding Notes being tendered.

        We are the registered holder or DTC participant through which you hold an interest in the Outstanding Notes. A tender of such Outstanding Notes can be made only by us pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender your beneficial ownership of Outstanding Notes held by us for your account.

        Pursuant to the Letter of Transmittal, each holder of Outstanding Notes must make certain representations and warranties that are set forth in the Letter of Transmittal and in the attached form that we have provided to you for your instructions regarding what action we should take in the Exchange Offer with respect to your interest in the Outstanding Notes.

        We request instructions as to whether you wish to tender any or all of your Outstanding Notes held by us for your account pursuant to the terms and subject to the conditions of the Exchange Offer. We also request that you confirm that we may on your behalf make the representations contained in the Letter of Transmittal that are to be made with respect to you as beneficial owner.

        Your instructions to us should be forwarded as promptly as possible in order to permit us to tender Outstanding Notes on your behalf in accordance with the provisions of the Exchange Offer. The Exchange Offer will expire at 5:00 p.m., New York City time, on June 18, 2004, unless extended by the Company. Outstanding Notes tendered pursuant to the Exchange Offer may be withdrawn, subject to the procedures described in the Prospectus, at any time prior to the expiration of the Exchange Offer.

        If you wish to have us tender any or all of your Outstanding Notes held by us for your account or benefit, please so instruct us by completing, executing and returning to us the attached instruction form. The accompanying Letter of Transmittal is furnished to you for informational purposes only and may not be used by you to tender Outstanding Notes held by us and registered in our name for your account or benefit.

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LETTER TO CLIENTS Regarding the Offer to Exchange $240,000,000 Principal Amount of 8% Senior Notes due 2014 of PRIMUS TELECOMMUNICATIONS HOLDING, INC.